
03020550


RECD S.E.C.
MAY 2 8 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for May 28, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

79117 GSR 2003-5F
Form SE (Final Term Sheet & Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 28, 2003.

GS MORTGAGE SECURITIES CORP.

By: 

Name: Samuel Ramos
Title: Secretary

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2003-5F

gsgsr035f - Summary

Deal Summary Report

gsgsr035f

			Assumptions			Collateral			
Settlement	30-May-2003	Prepay	350 PSA		Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-Jun-2003	Default	0 CDR		$650,000,000.00	7.02	344		14
		Recovery	0 months						
		Severity		0%					

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur		Notes
PA		204,696,000.00	3	06/03 - 04/10	2.75			FIX
PB		94,475,076.92	6.5	06/03 - 04/10	2.75			IO
F2		171,621,600.00	2.47	06/03 - 01/32	4.85		L+1.15, 7.5 cap , 24 delay	FLT
S2		42,905,400.00	20.12	06/03 - 01/32	4.85		25.4-4L, 0fl, 24 delay	INV
F		171,621,600.00	2.47	06/03 - 01/32	4.85		L+1.15, 7.5cap, 0delay	FLT
S		42,905,400.00	20.12	06/03 - 01/32	4.85		25.4-4L, 0fl, 0delay	INV
SUBORD		16,250,000.00	6	06/03 - 01/32	9.81			FIX

Pay PA to schedule
Pay F,S,F2,S2 pro-rata to zero
Pay PA to zero

PB pays notionally w/ PA

5

gsgsr035fp2 - Summary

Deal Summary Report — gsgsr035fp2

		Assumptions		Collateral			
Settlement	30-May-2003	Prepay	350 PSA	Balance	WAC	WAM	WALA
1st Pay Date	25-Jun-2003	Default	0 CDR	$260,000,000.00	6.74	346	12
		Recovery	0 months				
		Severity	0%				

Tranche Name	Rating	Balance	Coupon	Principal	Avg	FORMULA	Notes
2P1		26,079,000.00	4	06/03 - 04/11	2.59936		FIX
2P2		26,079,000.00	4.25	06/03 - 04/11	2.59936		FIX
2P3		26,079,000.00	4.5	06/03 - 04/11	2.59936		FIX
2P4		26,079,000.00	4.75	06/03 - 04/11	2.59936		FIX
2P5		26,079,000.00	5	06/03 - 04/11	2.59936		FIX
2P6		32,598,750.00	6	06/03 - 04/11	2.59936		IO
2F1		49,242,000.00	2.47	06/03 - 03/32	5.99185	L+1.15,7.5cap, 0delay	FLT
2S1		12,310,500.00	20.12	06/03 - 03/32	5.99185	25.4-4L, 0fl, 0delay	INV
2F2		49,242,000.00	2.47	06/03 - 03/32	5.99185	L+1.15, 7.5cap, 24 delay	FLT
2S2		12,310,500.00	20.12	06/03 - 03/32	5.99185	25.4-4L, 0fl, 24 delay	INV
SUBORD		6,500,000.00	6	06/03 - 03/32	9.78157		FIX

253,500,000.00

Pay 2P1,2P2, 2P3, 2P4, 2P5 pro-rata to schedule
Pay 2F1, 2F2, 2S1, 2S2 pro-rata to zero — 130,395,000.00
Pay 2P1, 2P2, 2P3, 2P4, 2P5 pro-rata to schedule

2P6 pays pro-rata w/ 2P1,2P2,2P3,2P4,2P5

CMO HYPOMAY2 PA
Scenario Report (GS)


Goldman
Sachs

2.7 yr PAC1 — Generated: 05/02/2003 16:00:41 —

CUSIP	Monthly	As Of	5/03	Pricing	5/1/03	Original	204,696,000.00
Description:	PAC1			Settle	5/30/03	Balance	204,696,000.00
Coupon:	3.000%			Next Proj	6/25/03	Factor	1.00000000
Stated Band:	100-782	Effective Band: N/A		Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 7.02 WAM 344 WALA 14
Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=
Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	CPR	CPR	CPR	CPR	CPR	CPR	CPR	CPR
PREPAY		10	30	50	60	65	70	75	80
	Av Life	2.747	2.747	2.416	1.918	1.701	1.503	1.320	1.150
Price	Window	6/03-4/10	6/03-4/10	6/03-11/08	6/03-6/07	6/03-12/06	6/03-6/06	6/03-1/06	6/03-9/05
99-27	Yield	3.002	3.002	3.000	2.995	2.992	2.988	2.984	2.979

CMO HYPOMAY2 PA
Scenario Report (GS)



Goldman
Sachs

2.7 yr PAC1 Generated: 05/02/2003 16:01:27

CUSIP	Monthly	As Of	5/03	Pricing	5/1/03	Original	204,696,000.00
Description: PAC1				Settle	5/30/03	Balance	204,696,000.00
Coupon: 3.000%				Next Proj	6/25/03	Factor	1.00000000
Stated Band: 100-782	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 6.00 WAC 7.02 WAM 344 WALA 14

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		100	150	350	625	900	1200	1500	2000
	Av Life	2.747	2.747	2.747	2.747	2.451	1.807	1.356	0.830
Price	Window	6/03-4/10	6/03-4/10	6/03-4/10	6/03-4/10	6/03-8/08	6/03-10/06	6/03-8/05	6/03-4/04
99-27	Yield	3.002	3.002	3.002	3.002	3.000	2.993	2.985	2.965

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THIS FINAL TERM SHEET IS BEING FILED IN PAPER.

FINAL TERM SHEET

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2003-5F

May 22, 2003

Final Structural and Collateral Term Sheet

$557,287,000 (approximate) of Senior Certificates
GSR Mortgage Loan Trust 2003-5F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2003-5F

Features of the Transaction

- Offering consists of two tracks of senior certificates totaling approximately $557,287,000 expected to be rated triple-A by two of the three of: S&P, Fitch or Moody's. The 2 tracks of seniors are expected to be approximately:
  $ 310,244,000 of 6.00% coupons (Track 1)
  $ 247,043,000 of 6.00% coupons (Track 2)
- The overall expected amount of credit support for the senior certificates is 2.80% +/- 0.50% on the securities in the form of subordination of Tracks 1 and 2 with a shifting interest structure and five-year prepayment lockout to junior certificates.
- Collateral consists primarily of conventional 30 year fixed-rate mortgage loans secured by first liens on one- to four-family residential properties, of which 68% were originated by Wells Fargo Home Mortgage Inc., and 32% were originated by ABN Amro Mortgage Group, Inc.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	May 30, 2003
Cut-off Date:	May 1, 2003
First Distribution Date:	June 25, 2003
Distribution Date:	25th of each month or next business day

Key Terms

Issuer: GSR Mortgage Loan Trust 2003-5F
Underwriter: Goldman, Sachs & Co.
Originator: 68% originated by Wells Fargo Home Mortgage Inc., and 32% originated by ABN Amro Mortgage Group, Inc.
Servicer: Wells Fargo Home Mortgage Inc. and ABN Amro Mortgage Group, Inc.
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 1% of the Cut-off Date principal balance of the loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. Subordinate certificates will be cross-collateralized across the two tracks.
Expected Subordination: 2.80% +/- 0.50%
Expected Rating Agencies: 2 of the 3 of: S&P, Fitch or Moody's
Minimum Denomination: Senior certificates – $25,000
Delivery: Senior certificates – DTC

Collateral Information	Total	Track 1	Track 2
Total Outstanding Principal Balance ($):	$573,340,000	$319,181,000	$254,160,000
Number of Mortgage Loans:	1,318	738	580
Average Principal Balance of the Mortgage Loans ($000's):	435	432	438
Weighted Average Annual Mortgage Interest Rate:	6.90%	7.03%	6.75%
Expected Administrative Fees (Includes Servicing and Trustee):	0.25%	0.25%	0.25%
Weighted Average Amortized Term To Maturity:	345	344	346
Weighted Average Seasoning:	12	13	12
Weighted Average Current Loan-To-Value Ratio:	68%	69%	68%
Owner Occupied:	96%	94%	97%
Single Family / Detached PUD's:	92%	93%	92%
Current FICO:	735	731	740
State Concentration > 10%:	CA 43% NY 10%	CA 43% NY 11%	CA 43%
Servicer Percentages:			
ABN Amro	32%	42%	20%
Wells Fargo	68%	58%	80%

• The sum of all tracks may not add up to the Totals in the deal due to truncation of balances.